FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item
1	Material Fact, dated July 23, 2009, announcing the results of exchange offers for certain of the Group’s outstanding Euro, Sterling and Yen Tier 1 hybrid securities and Upper Tier 2 securities

PRESS RELEASE
23 JULY 2009
Santander announces results of exchange offers for certain of the Group’s outstanding Euro, Sterling and Yen Tier 1 hybrid securities and Upper Tier 2 securities
On 9 July 2009, Banco Santander, S.A. and Santander Financial Exchanges Limited announced a capital markets transaction to improve the efficiency of the Group’s capital structure and strengthen the balance sheet. The transaction comprised offers to exchange Tier 1 Hybrid Securities and Upper Tier 2 securities of Santander and its subsidiaries for new capital instruments.
The exchange offers relating to the Euro, the majority of the Sterling and the Yen denominated securities expired on 22 July 2009. Santander has accepted all securities validly offered for exchange. As at the expiration date, the aggregate participation rate for the relevant exchange offers was 54% of the outstanding securities. The exchange offers relating to the remaining securities continue and results will be announced following expiration of those exchange offers.
Contact Details:
Angel Santodomingo (Head of Investor Relations) Ph. +34 912 890 921
THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ITALY AND NO OFFER IS BEING MADE TO ANY RESIDENT IN THE UNITED STATES OR ITALY. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION.
Further restrictions apply in relation to Spain, the United Kingdom, Belgium, France, Japan and Switzerland and are described in more detail in the offer materials.
This document does not constitute an offer to sell or buy or a solicitation of an offer to sell or buy the existing securities and/or the exchange securities, as applicable, and offers of existing securities for exchange in the exchange offer will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 23, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President